September 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Myra Moosariparambil

Craig Arakawa

Anuja Majmudar

Daniel Morris

555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES
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Re: Phoenix Capital Group Holdings, LLC Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on July 17, 2024 File No. 377-07226

To Whom It May Concern:

On behalf of our client, Phoenix Capital Group Holdings, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated August 9, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted by the Company on July 17, 2024. Concurrently with the furnishing of this letter, the Company has confidentially submitted an amendment (“Amendment No. 2”) to the above-referenced Draft Registration Statement on Form S-1 (collectively, the “Registration Statement”) through EDGAR, which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

September 26, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

Our estimated mineral reserves quantities…, page 25

1.

Please modify your discussion to additionally clarify sustained lower prices could render uneconomic a portion of your proved and probable reserves and that you may be required to write down your proved and probable reserves.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 25 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Three Months Ended March 31, 2024 Compared to the Three Months Ended March 31, 2023, page 58

2.

We note your revisions in response to comment 9. Please further revise to discuss the changes in your results of operations for each reportable segment as a separate discussion from the consolidated results. For example, revise to include segment-level disclosure to identify, quantify and analyze each material factor underlying the changes in results. In addition, please add disclosure to discuss the segment measure of profit or loss for each of your reportable segments. Refer to Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 53 and 59 through 67 accordingly.

Business

Our Oil and Natural Gas Properties

Evaluation and Review of Estimated Proved Reserves, page 83

3.

We note the discussion of probable reserves refers to the various circumstances identified in the definition under Rule 4-10(a)(18) of Regulation S-X where such reserves may be assigned. Please expand your disclosure to clearly explain which of the circumstances listed in the definition specifically apply to the reserves included in the filing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 85 accordingly.

Oil and Natural Gas Reserves, page 85

4.

Please expand your discussion of proved undeveloped reserves to additionally identify the changes that occurred during the year ended December 31, 2023. Your discussion should clearly identify the source of each change, e.g. revisions, extensions and discoveries, proved undeveloped reserves converted into proved developed reserves, sales and acquisitions, and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

September 26, 2024

Please similarly revise your explanation of the changes in the net quantities of total proved reserves on page F-28, to address for each period the significant changes depicted in each line item in the reconciliation, other than production, to comply with FASB ASC 932-235-50-5.

Response: The Company acknowledges the Staff’s comment advises the Staff that it has revised pages 88 and F-32 accordingly.

5.

As part of the expanded discussion relating to the conversion of your proved undeveloped reserves for the year ended December 31, 2023, please provide the dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Also clarify that all of the proved undeveloped reserves disclosed as of December 31, 2023 are scheduled to be converted to developed status within five years of initial disclosure, if true. Refer to the disclosure requirements in Items 1203(c) and (d) of Regulation S-K, respectively.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 88 accordingly.

Oil and Natural Gas Production Prices and Production Costs, page 87

6.

Please expand or modify your disclosure to provide the average production cost per unit of production excluding ad valorem and production taxes to comply with the requirements in Item 1204(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 18 and 89 accordingly.

Index to Financial Statements, page F-1

7.

We have read your response to comment 19 and note that your previously issued 2022 GAAS financial statements reflect a net loss of $702,676, whereas your revised 2022 PCAOB financial statements reflect net income of $1,338,000. Based on your response, it appears multiple errors were corrected in the 2022 PCAOB financial statements after being previously issued in the 2022 GAAS financial statements. Please provide the following:

•

To the extent your financial statements have been restated due to a correction of an error, tell us how you considered the guidance in ASC 250-10-45-22 through 45-24 and ASC 250-10-50-7 through 50-10 when filing the Form 1-K on April 30, 2024 and your draft registration statement. To the extent necessary, please amend the Form 1-K to provide the relevant disclosure under this guidance and similarly revise the disclosures in the registration statement.

•	Consult with your auditors regarding reference to the restatement in their audit report and their consideration of AS 2820.16 and AI 23.66, providing a revised report as necessary.

Response: The Company acknowledges the Staff’s comment and the related supplemental discussion with the Staff on August 26, 2024, and advises the Staff that the managers of the Company concluded, in consultation with management, on September 12, 2024 that the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2022 (the “2022 Audited Financial Statements”) contained in the Company’s Annual Report on Form 1-K for that year, filed with the Commission on May 1, 2023, should no longer be relied upon due to certain errors in the 2022 Audited Financial Statements. Accordingly, on September 18, 2024, the Company filed with the Commission a Current Report on Form 1-U to disclose such conclusion and the Company’s intent to amend its Annual Report on Form 1-K as soon as reasonably practicable to reflect the restated 2022 Audited Financial Statements. On September 26, 2024 the Company filed with the Commission an amendment to its Annual Report on Form 1-K for the fiscal year ended December 31, 2023 to reflect the restatement of the 2022 Audited Financial Statements. The Company further advises the Staff that it has revised pages 48, F-3, F-4, F-5, F-6 F-7, F-14, F-15, F-16, and F-17 accordingly.

September 26, 2024

Note 15 – Segments, page F-23

8.	We note your response to comment 21. Please address the following points:

•	You have reconcile your segment operating profit (loss) to net income (loss), however the total line identifies the amount as “Income (loss) from operations.” Please revise this label.

•

You state on page F-23, “Interest expense is allocated to the segments based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date.” Please clarify if the segment operating profit (loss) amounts include an allocation for interest expense or revise as necessary. This also applies to your disclosure on page 54.

This comment also applies to the your segment disclosures included in your interim financial statements for the three months ended March 31, 2024.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 54, F-27, and F-46 accordingly.

Exhibits

9.	Please file your indentures and your forms of notes as exhibits with your next amendment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed the form of Indenture as Exhibit No. 4.1 and the forms of Cash Pay Notes and Compound Pay Notes as Exhibit Nos. 4.2 and 4.3, respectively.

General

10.

We note your response to prior comment 23. It remains unclear how the proposed offering is consistent with Rule 415. In this regard, we note that your response appears to indicate that deal terms will be selected post-effectively from a range of options presented in the registration statement. More specifically, several material aspects of the offering would appear to be undetermined, and therefore undisclosed, at the time of effectiveness, including, for example, interest payment method, duration, and allocation of principal amount (i.e., the principal amount of the notes to be offered). Please provide an expanded legal analysis to address how your proposed offering will comply with Rule 415 and why you believe it is distinguishable from a delayed shelf offering. In so doing, please also clearly describe the information that you intend to disclose (i) prior to effectiveness, (ii) immediately after effectiveness in a prospectus supplement, and (iii) at some later date via a supplement or post-effective amendment. Alternatively, please revise to provide all required disclosure regarding the primary offering and the securities offered therein in this registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to disclose the specific terms of the Notes being offered, including maturities, interest payment methods, interest rates, and aggregate principal amounts.

* * * *

September 26, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer and Manager, Phoenix Capital Group Holdings, LLC

Lindsey Wilson, Chief Operating Officer and Manager, Phoenix Capital Group Holdings, LLC

Curtis Allen, Chief Financial Officer, Phoenix Capital Group Holdings, LLC

Christopher J. Clark, Latham & Watkins LLP